UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        Sanders Morris Harris Group Inc.
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                                (Name of Issuer)

                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    80000Q104
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, L.P.                 Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, DE 19801                          Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  80000Q104
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Mr. Philip C. Timon
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:        1,807,192*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:               *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   1,807,192*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:          *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,807,192*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      9.4%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*  Endowment Capital,  L.P.,  and  Long Drive,  L.P.,  each a  Delaware  limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,807,192 shares of the common stock, $0.01 par value per share (the "Shares") of Sanders Morris Harris Group Inc., a Texas corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of August 8, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,807,192 Shares, or approximately 9.4% of the Shares deemed issued and outstanding as of that date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended by deleting Item 1 in its entirety and by substituting the following in lieu thereof:

          The class of equity securities to which this Schedule 13D, as amended, relates is the common stock, par value $0.01 per share, of Sanders Morris Harris Group Inc., a Texas corporation. The principal executive offices of the Company are located at 600 Travis, Suite 3100, Houston, Texas 77002.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the last paragraph thereof:

          On August 8, 2006, the Board of Directors of Sanders Morris Harris Group Inc. (the "Company") elected Gordon F. Stone to the Board of Directors of the Company to fill a vacancy created by a director who resigned. Mr. Stone is a member of Endowment Capital Group, LLC ("Endowment LLC"). Mr. Stone's name was provided to the Company by Endowment LLC. The Nominating and Corporate Governance Committee of the Company's Board of Directors considered Mr. Stone's candidacy in accordance with its stated procedures and elected him to fill the vacancy created by the director who resigned.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           August 16, 2006


                                           /s/ Philip Timon
                                           -------------------------------------
                                           Philip Timon, in his capacity as sole
                                           managing member of Endownment Capital
                                           Group, LLC,  the sole general partner
                                           of Endownment Capital, L.P. and  Long
                                           Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).